================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF MARCH, 2007

                                   ----------

                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd
                                   (Registrant)

Date:  March 12, 2007
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary
R e C r e a t i n g P e r f e c t V i s i o n ®

Investor Relations Contacts:
Roni Gavrielov                           Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations             KCSA Worldwide
+972-3-516-7620                          212-896-1249/212-896-1236
roni@km-ir.co.il                         jgoldberger@kcsa.com / mcsaby@kcsa.com

                      SHAMIR OPTICAL INDUSTRY LTD. REPORTS
                    FOURTH QUARTER AND YEAR-END 2006 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, MARCH 12, 2007 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the fourth quarter and year ended December 31, 2006.

     For the year ended December 31, 2006, revenues increased 21.0% to $97.3 million, compared to revenues of $80.4 million for the same period of 2005.
Gross profit for the year was $53.2 million, or 54.7% of revenues, an increase of 20%, compared to a gross profit of $44.3 million, or 55.2% of revenues for the same period last year.

     For the year ended December 31, 2006, operating income was $7.1 million, or
7.3% of revenues, a decrease of 41.4% from operating income of $12.1 million, or
15.1% of revenues for the same period last year. Net income for the year was
$6.5 million or $0.39 per diluted share, a decrease of 20.3% compared to net income of $8.1 million for the comparable period in 2005.

     Excluding the effects of non-cash stock-based compensation expenses, for the year ended December 31, 2006, operating income was $8.5 million, or 8.8% of revenues, compared to operating income of $12.7 million, or 15.8% of revenues, for the same period last year.

     Excluding the effects of non-cash stock-based compensation expenses and non-cash tax effect of changes in status from a non-taxable to a taxable entity during the year 2005, net income for the year was $7.9 million, or 8.1% of revenues, a decrease of 12.5% from net income of $9.0 million for the same period last year.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of December 31, 2006, the Company had cash and cash equivalents, including short-term investments of $40.1 million.

     For the fourth quarter of 2006, revenues were $25.4 million compared to revenues of $20.1 million for the fourth quarter of 2005, an increase of 26.7%.
Gross profit for the quarter was $13.3 million, or 52.4% of revenues, compared to gross profit of $11.4 million, or 56.8% of revenues for the same period last year.

     For the fourth quarter of 2006, operating income was $1.3 million, or 5.0%
of revenues, a decrease of 51.4% from operating income of $2.6 million, or 13.0%
of revenues for the same period last year. During the fourth quarter, Shamir continued to invest in its global operations with a particular emphasis on sales and marketing.

     Net income for the quarter was $1.4 million or $0.08 per diluted share, a decrease of 34.6% compared to net income of $2.1 million, or $0.13 per diluted share, for the comparable period in 2005.

SHAMIR / PAGE 2

     Excluding the effects of non-cash stock-based compensation expenses for the fourth quarter of 2006, operating income was $1.6 million, or 6.2% of revenues, a decrease of 42.0% from operating income of $2.7 million, or 13.6% of revenues, for the same period last year.

     Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $1.7 million, compared to $2.3 million for the comparable period in 2005. The reconciliation of GAAP net income to non-GAAP net income is set forth below.

     Commenting on its fourth quarter results, Giora Ben-Zeev, Chief Executive
Officer of Shamir, said, "The fourth quarter and full year 2006 reflected solid growth for Shamir. The Company's increased revenue was well distributed across several geographies, particularly through our subsidiaries in the United States and Europe. Additionally, we continued to execute our strategic plan to grow our businesses around the world and better position Shamir for long-term growth."

     "We have continued to make strategic investments in our growing portfolio of laboratories and distribution centers in key geographic regions. In particular, we focused on building sales and marketing efforts in Shamir France, and in adding senior level personnel in our European headquarters. While executing these strategic growth plans hindered the bottom line in the fourth quarter, we have recently begun to realize the benefits of these actions in the form of stronger sales in France, Turkey and the UK."

     Mr. Ben-Zeev added, "During the year, we worked to establish a presence in
Mexico, South Africa, Israel and Thailand. In Mexico, we acquired interests in a local laboratory and established a distribution center. The Mexican market represents a significant opportunity and we believe these acquisitions will allow us to gain a foothold in the region. Also during the year, we purchased
51% of our South African distributor and we formed a selling and marketing company in Israel together with a leading Israeli marketer of branded frames and contact lenses. To support demand of the Israeli market and the production needs in Europe, we established a lab in Israel based on our Free-Form technology. In
January 2007, we completed our acquisition of an interest in a Thai laboratory and have begun taking the necessary steps to expand the operations of this lab."

     Mr. Ben-Zeev concluded, "Our organic growth initiatives and acquisitions in
2006 have helped us gain additional market share and will support our future. We remain committed to increasing our profitability, while delivering quality and innovative progressive lenses, molds and technology solutions to our customers in 2007."

     For the fiscal year ending on December 31, 2007 Shamir currently estimates revenues growth in the range of 10%-18%.

CONFERENCE CALL:

     Shamir has scheduled a conference call for 9:00 a.m. today to discuss fourth quarter and year end results. To participate in the call, please dial
888-802-8571 (U.S. and Canada) or 973-582-2794 (International). The conference
ID for this event is 8497752. For those unable to participate there will be replay available from 12:00 p.m. EDT on March 12th, 2007 through 11:59 p.m. EDT,
March 19th, 2007. Please call: 1-877-519-4471 (U.S. and Canada) 1-973-341-3080
(International). The ID code for the replay is 8497752.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

SHAMIR / PAGE 3

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: non-GAAP operating income and non-GAAP net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.
Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses and a one-time charge related to tax effects from when we changed the structure of our company from an A.C.S. into an Israeli limited liability company, reflect our core operational results and are used by management internally to review Shamir's financial results

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM) and
Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR / PAGE 4

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             As of December  As of December
                                                                   31,             31,
                                                               ----------      ----------
                                                                  2005            2006
                                                               ----------      ----------
                                                                               (Unaudited)

Cash and cash equivalents                                      $   27,502      $   23,205
Short-term investment                                              14,474          16,911
Trade receivables (1)                                              17,230          23,918
Other receivables and prepaid expenses                              3,648           6,552
Inventory                                                          19,735          27,898
                                                               ----------      ----------
   TOTAL CURRENT ASSETS                                            82,589          98,484

LONG-TERM INVESTMENTS:
Severance pay fund                                                  2,032           2,542
Long-term loan to a related party                                     311           1,324
Long-term loan to others                                                -             240
Investments in affiliates                                             679           3,513
                                                               ----------      ----------
   TOTAL LONG-TERM INVESTMENTS                                      3,022           7,619

PROPERTY, PLANT AND EQUIPMENT, NET                                 19,903          28,368
OTHER ASSETS                                                        4,402           5,362
GOODWILL                                                            6,745           7,178
                                                               ----------      ----------
   TOTAL ASSETS                                                $  116,661      $  147,011
                                                               ==========      ==========

CURRENT LIABILITIES:
Short-term bank credit and loans                               $    8,403      $   13,654
Current maturities of long-term loans                               2,447           4,428
Trade payables                                                      8,072           8,930
Accrued expenses and other liabilities                              8,996          11,559
                                                               ----------      ----------
   TOTAL CURRENT LIABILITIES                                       27,918          38,571

LONG-TERM LIABILITIES:
Long-term loans                                                    10,637          22,299
Accrued severance pay                                               2,256           2,828
Deferred income taxes                                                 886           1,287
                                                               ----------      ----------
   TOTAL LONG-TERM LIABILITIES                                     13,779          26,414

MINORITY INTERESTS                                                  3,576           2,223
                                                               ----------      ----------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2005 and
December 31, 2006; Issued and outstanding: 16,256,514
shares at December 31, 2005 and December 31, 2006                      37              37
Additional paid-in capital                                         65,055          65,599
Deferred stock compensation                                          (882)              -
Accumulated other comprehensive income                                429             958
Retained earnings                                                   6,749          13,209
                                                               ----------      ----------
   TOTAL SHAREHOLDERS' EQUITY                                      71,388          79,803
                                                               ----------      ----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $  116,661      $  147,011
                                                               ==========      ==========

(1) Net of allowance for doubtful accounts of $ 474 and $ 1,037 as of December
31, 2005 and December 31,2006, respectively.

SHAMIR / PAGE 5

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                             Three Months Ended December 31,     Year Ended December 31,
                                               --------------------------      --------------------------
                                                  2005            2006            2005            2006
                                               ----------      ----------      ----------      ----------
                                              (Unaudited)     (Unaudited)                      (Unaudited)

Revenues, net                                  $   20,073      $   25,437      $   80,364      $   97,280
Cost of revenues                                    8,665          12,105          36,030          44,038
                                               ----------      ----------      ----------      ----------
Gross profit                                       11,408          13,332          44,334          53,242

Operating Expenses:
     Research and development costs                   413             632           1,688           2,372
     Selling and marketing expenses                 6,470           8,462          23,663          32,798
     General and administrative expenses            1,922           2,972           6,887          10,986
                                               ----------      ----------      ----------      ----------
Total operating expenses                            8,805          12,066          32,238          46,156
                                               ----------      ----------      ----------      ----------
Operating income                                    2,603           1,266          12,096           7,086

Financial expenses (income) and other, net           (261)           (111)           (401)            159
                                               ----------      ----------      ----------      ----------
Income before taxes on income                       2,864           1,377          12,497           6,927
Taxes on income                                     1,099             (84)          4,504           2,179
                                               ----------      ----------      ----------      ----------
Income after taxes on income                        1,765           1,461           7,993           4,748

Equity in losses of affiliates, net                     -             150               -             245
Minority interest in earnings (losses) of
    subsidiaries                                     (376)            (90)           (112)         (1,957)
                                               ----------      ----------      ----------      ----------
Net income                                     $    2,141      $    1,401      $    8,105      $    6,460
                                               ==========      ==========      ==========      ==========

Net earnings per share:
     Basic                                     $     0.13      $     0.09      $     0.52      $     0.40
                                               ==========      ==========      ==========      ==========
     Diluted                                   $     0.13      $     0.08      $     0.51      $     0.39
                                               ==========      ==========      ==========      ==========

Number of shares:
     Basic                                         16,257          16,257          15,449          16,257
     Dilutive                                      16,549          16,546          15,869          16,548

SHAMIR / PAGE 6

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                           Three Months Ended December 31,     Year Ended December 31,
                                              ------------------------        ------------------------
                                                2005            2006            2005            2006
                                              --------        --------        --------        --------
                                             (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)

Operating income                              $  2,603        $  1,266        $ 12,096        $  7,086

Non-GAAP adjustment:
   Stock based compensation                       (134)           (321)           (608)         (1,426)
                                              --------        --------        --------        --------
Non-GAAP operating income                     $  2,737        $  1,587        $ 12,704        $  8,512
                                              ========        ========        ========        ========

Net income                                    $  2,141        $  1,401        $  8,105        $  6,460

Non-GAAP adjustment:
   Non-cash tax expenses related to change
   of tax status                                     -               -            (414)              -
   Stock based compensation, net                  (129)           (321)           (498)         (1,426)
                                              --------        --------        --------        --------
Non-GAAP net income                           $  2,270        $  1,722        $  9,017        $  7,886
                                              ========        ========        ========        ========

Non-GAAP net earnings per share :
   Basic                                      $   0.14        $   0.11        $   0.58        $   0.49
                                              ========        ========        ========        ========
   Diluted                                    $   0.14        $   0.10        $   0.57        $   0.48
                                              ========        ========        ========        ========

Number of shares:
   Basic                                        16,257          16,257          15,449          16,257
   Dilutive                                     16,549          16,546          15,869          16,548